EXHIBIT 99.1

January 13, 2012

Apco Oil & Gas International, Inc.
P. 0. Box 2400 MD 26-4
Tulsa, Oklahoma 74102

Attn:	Mr. Thomas Bueno
President and COO
Vice President, International Exploration and Production
WPX Energy, Inc.

Re: Total Estimated Reserves and Non-Escalated
Future Net Revenue Remaining as of December 31, 2011
Neuquen, Rio Negro, Salta and Tierra Del Fuego Provinces, Argentina

Dear Mr. Bueno:

At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas (Davis) has audited certain estimates of oil and natural gas reserves as prepared by Apco Oil & Gas International Inc. (Apco). Davis has reviewed and certifies the estimates and in our opinion the reserves meet the criteria for proved reserve volumes in keeping with the' directives of the Securities Exchange Commission as detailed later in this report.

The reserves are attributable to an interest ownership position held by Apco in properties that are located within the Neuquen, Rio Negro, Salta and Tierra Del Fuego Provinces of Argentina and include eight concession areas. The areas in the Rio Negro Province are the Agua Amarga Concession, Coiron Amargo Concession and parts of the Entre Lomas Concession. The areas in the Neuquen Province are the Bajada del Palo Concession and parts of the Entre Lomas Concession. The area in the Salta Province is the Acambuco Concession. The areas in the Tierra Del Fuego Province are the Angostura Concession, the Las Violetas Concession and the Rio Cullen Concession. The evaluation in this report was completed January 13, 2012 and represents the conclusion of our review of Apco's reserves and presents the proved developed producing, non-producing and undeveloped reserves remaining to be produced as of an effective date of December 31, 2011.

Davis has reviewed 100% of Apco's proved developed and undeveloped properties located in above mentioned concession areas within Argentina. It is our understanding that these properties represent one hundred percent (100.0%) of Apco's oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives. Apco has also provided Davis information that enables us to state that the volume of proved reserves reviewed by Davis on a gas equivalent basis represents 3.50% of proved reserves of WPX Energy, Inc. as of December 31,2011.

1717 St. James Place, Suite 460  Houston, Texas 77056  Office 713-622-8955 Fax 713-626·3664 www.ralphedavis.com
Worldwide Energy Consultants Since 1924

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 2
Apco Oil & Gas International, Inc.

The reserves associated with this review have been classified in accordance with the definitions of the Securities  and Exchange Commission  as found  in Part 210-Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.  A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted presep.t value associated with these reserves as of December 31, 2011, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report.  The present value is presented for your information and should not be construed as an stimate of the fair market value.

The results of our study may be summarized as follows:

Non-Escalated Pricing Scenario
Estimated Reserves  and Future Net Income
Net to Apco Oil & Gas International, Inc.
As of December 31, 2011

	Estimated Net Reserves			Estimated Future Net Income ($1000)
Reserve Category	Oil MBbls	NGL MBbls	Gas MMCF	Undiscounted	Discounted@ 10%

TOTAL PROVED RESERVES

Producing	13,691.17	1,014.76	50,323.03	$640,429.99	$458,050.49

Behind Pipe	291.25	23.53	2,427.14	$13,700.76.	$10,115.49

Shut-In	286.16	103.12	16,825.66	$49,681.82.	$29,583.42

Undeveloped	8,955.79	489.21	46,298.11	$280,689.53	$133,298.24

Concession Expenses	0.00	0.00	0.00	$(111,807.85)	$(78,005.09)

Concession Income	0.00	132.45	0.00	$2,146.20	$1,712.80

Concession Investment	0.00	0.00	0.00	$(27,677.54)	$(25,166.79)

TOTAL PROVED	23,224.36	1,763.07	115,873.95	$847,162.91	$529,588.56

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered  Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 3
Apco Oil & Gas International, Inc.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the area wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter, along with summary onelines.

DISCUSSION:

The scope of this study was to review Apco's estimates of the proved reserves attributable to the interests of Apco in the subject concessions. Apco's combined direct and equity ownership position in the Neuquen Basin concessions of Agua Amargo, Bajada del Palo and Entre Lomas is 52.77% and remains constant throughout the life of the properties. Apco's direst and equity ownership position in the Corion Amargo concession is 45.0% and also remains constant throughout the life of the properties. Apco's ownership position in the Northwest Basin concession of Acambuco is 1.50% and remains constant throughout the producing life of the properties. Apco's ownership position in the Austral Basin concessions of Angostura, Las Violetas and Rio Cullen is 25.72% and remains constant throughout the life of the properties.

The quantities presented herein are estimated reserves of oil, natural gas and LPG plant products that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to expiration of the term of the subject concession in which the undeveloped reserves have been identified.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Apco. Records as they pertain to factual matters such as the term of the concession, acreage controlled, physical limitations if any to the production and sale of products, programs for ongoing capital improvements and expansions, planned workovers of existing wells and even the abandonment of certain wells, were accepted as presented. Well logs, the number and depths of wells, reservoir pressure and/or production history were all provided by Apco to be utilized in the analysis of the properties.

Operating cost data were provided by Apco and utilized to estimate the direct -cost of operation for each property or producing area.  Costs are assigned to both individual producing oil and gas wells as well as the units of production,  i.e., oil, gas and plant NGL products.   Development costs for new wells to be drilled, wells to be worked over to return intervals to production, costs to convert producing wells to water injection for use in secondary recovery, and anticipated costs to abandon  wells  were all provided  by Apco  and are reported  to be  based upon recent field activity.  No physical inspection of the properties was made nor any well tests conducted.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered  Engineering  Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 4
Apco Oil & Gas International, Inc.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations.   ill addition to individual well production history, well test information when available was utilized in the evaluation.   Geologic and seismic data were reviewed with Apco personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon the ultimate reserve potential of existing Apco wells with consideration to recently completed wells, and their production histories as possible indication of potential drainage or changing structural position. The ultimate recoverable reserve potential of the various reservoirs was compared to the volumetric estimate of original hydrocarbons in place and the anticipated recovery efficiency.

Additional  development   potential   was  based  upon   geological   interpretations   and  seismic indications of individual structures.  Well spacing was based upon historical activity in the same reservoirs in nearby fields.   ill all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation  of that data.  Reserve volumes presented in  this  report  are  based  upon  the  available  data  and  are  calculated  using  all  methods  and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance  may justify revision of these estimates.  The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should  be noted that the process of estimating  reserves  is inherently  uncertain and that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.   The uncertainty depends primarily on the amount of reliable geological  and engineering  data available at the time of the estimate  and the interpretation  of these data.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 5
Apco Oil & Gas International, Inc.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.   Scheduled  dates of future well completions may vary from that provided by Apco due to changes in market demand or the availability of materials and/or capital;  however,  the timing  of  the wells  and  their  estimated  rates  of production  are reasonable and consistent with established performance to date.

PRICING and COST PROVISIONS

Prices  utilized  in  the  evaluation  results  presented  in  the  letter  portion  of  this  report  and summarized in the various tables included in this evaluation  were furnished  by Apco. Prices received  for  products  sold,  adjustments  due  to  the  BTU  content  of  the  gas,  shrinkage  for transportation,  measuring  or the removal of liquids,  the liquid  yield from  gas processed,  etc., were accepted as presented.

The unit price used throughout this report for crude oil, natural gas liquids and natural gas is based upon the appropriate price in effect the first trading of each month during calendar 2010, and averaged for the year.

Neuquen Basin Concessions:

The average oil price as of the effective date varied for three of the concession areas within the Neuquen Basin.  Each price was then adjusted to allow for a historical shrinkage of 0.956.  The base price and resultant price per barrel of oil for each concession after the above adjustment is as follows:

Agua Armarga Concession:	Base Price: $62.40;	Adjusted Price: $61.80

Bajada del Palo Concession:	Base Price: $62.40;	Adjusted Price: $61.80

Entre Lomas Concession:	Base Price: $62.40;	Adjusted Price: $61.80

The average oil price as of the effective date for the Coiron Amargo Concession has not been adjusted for historical considerations and is as follows:

Coiron Amargo Concession:	Base Price: $61.56

Natural Gas Liquids are sold to both the domestic and export market and a single price represents the sale of NGL's from the Neuquen Basin properties.  The average price for 2011 was $286.44 per metric ton that equates to $24.40 per barrel of NGL.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 6
Apco Oil & Gas International, Inc.

The average gas price as of the effective date varied for each concession area within the Neuquen Basin.  Each price was then adjusted to allow for the use of those volumes of gas consumed as fuel within each concession, as well as a commission that is paid for the facilitation of the actual sales.  The base price and resultant price per MCF of gas for those concessions listed below after the above adjustments is as follows:

Agua Armarga Concession:	Base Price: $4.10;	Adjusted Price: $3.474 per mscf

Bajada del Palo Concession:
BdelP Oil Field Gas:	Base Price: $1.88;	Adjusted Price: $1,031 per mscf
BdelP Gas Field Gas:	Base Price: $4.10;	Adjusted Price: $3,474 per mscf
Borde Montuoso Field:	Base Price: $1.30;	Adjusted Price: $1,431 per mscf

Entre Lomas Concession:	Base Price: $1.88;	Adjusted Price: $1,031 per mscf

There are currently no gas sales from the Coiron Amargo concession as all produced gas is being flared.   However, capital expenditures  are planned  during 2012 for both oil and gas facilities such that gas sales are anticipated to begin in 2012.  A price being received at the nearby Borde Montuoso Field has been used as an effective price for future sales from Coiron Amargo.

Coiron Amargo Concession:	Base Price: $1.248 per mscf

The product prices for oil, gas and plant liquid products gas were held constant throughout the producing life of the properties. Prices for all reserves scheduled for initial production at some future date were estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco's historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

Northwest Basin Concession:

Acambuco Concession:

The average price for oil as of the effective date was $59.92 per barrel. The ratio of gas sales to production is 0.98565 for Macueta Field and 0.98270 for the San Pedrito Field. These factors include adjustments for consumption, losses and corrections for the BU value of the gas. Based upon last year's average price of $2.89 per mscf the adjusted prices are as follows:

Macueta Field:	$2,848 per mscf
San Pedrito Field:	$2.840 per mscf

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 7
Apco Oil & Gas International, Inc.

The product prices for oil and gas were held constant throughout the producing life of the properties. Prices for all reserves scheduled for initial production at some future date were estimated using this same price.

Austral Basin Concessions:

Angostura, Las Violetas and Rio Cullen Concessions:

The average price for oil and/or condensate as of the effective date was $59.45 per barrel or $71.93 per barrel with the Value Added tax (VAT) premium associated with the tax free zone included. This price applies to all oil and/or condensate volumes sold.

The average price in effect for NGL was $288.94 per metric ton that equates to $24.62 per barrel. The price indicated includes export taxes and as such the VAT premium does not apply to the NGL sales.

Natural gas produced from the Austral Basin concession remains limited by the maximum treating capacity of the Rio Chico Plant. Additional investments are required to match the treating capacity to the dew point control capacity of the pipeline; however, the investments are currently not scheduled so that a ceiling on natural gas sales for the Las Violetas concession remains in effect.

The following represents the weighted average gas price to all customers, whether consumed on the Island of Tierra del Fuego or sold for consumption in continental Argentina. Adjustments are made for the caloric content of the gas, the volumes of gas consumed in the production operations and the Value Added Tax premium associated with the tax free zone that is included.

The average price utilized in the report for the sale of gas in 2011 has been adjusted to reflect included VAT and adjustments for the heating value of the gas. This price also takes into consideration a downward adjustment for the percentage of gas consumed in operations. Over the next year the price has been increased to reflect existing sale arrangements in both Tierra del Fuego and continental Argentina, resulting in an adjusted price of $1.99 per mscf for 2012 and $2.04 per mscf beyond 2012. This latter sales price is then held constant throughout the remaining term of the concessions.

Volumes of gas associated with future development in the Los Flamencos Field will be sold under the Gas Plus pricing program. This gas on an adjusted basis is $3.64 per mscf for 2012 and beyond.

The product prices for oil, gas and plant liquid products were held constant throughout the producing life of the properties. Prices for all proved reserves scheduled for initial production at some future date were estimated using this same price.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 8
Apco Oil & Gas International, Inc.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco's historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes, e.g. provincial production, export or others. Estimated future capital for development, workover and abandonment costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, federal income taxes or general administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties as detailed previously. Lease operating expense and/or capital costs for drilling and/or major workover expense were held constant throughout the remaining producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent. In this report the future net income is discounted at a primary rate of ten (10.0) percent per annum compounded monthly.

GENERAL

Apco Oil & Gas International Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

Agua Amarga Concession

The current term of the Agua Amarga concession is scheduled to expire on October 28, 2034. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 9
Apco Oil & Gas International, Inc.

Bajada del Palo Concession

The current term of the Bajada del Palo concession is scheduled to expire on September 5, 2025. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Coiron Amargo Concession

The current term of the Coiron Amargo concession is scheduled to expire on December 31, 2035. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Entre Lomas Concession

The Entre Lomas concession is located in two adjoining provinces of Argentina, Neuquen and Rio Negro. The term of the Neuquen province area was extended during 2009 and presently has an exploitation date of January 16, 2026. The properties in the Rio Negro area still have an exploitation term of January 16, 2016 and are under negotiation for a ten year extension, but it has not yet been approved.

In general terms, proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by the expiration date of the properties in each province.

Acambuco Concession

The fields in the Acambuco Concession were developed at different times such that the expiration date of the field areas vary. The Macueta field concession ends in February 2040 and the San Pedrito field concession ends in February 2036. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by those dates indicated.

Angostura, Las Violetas and Rio Cullen Concessions

The current development terms of the three concessions in Tierra del Fuego are all scheduled to expire on August 31, 2015. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non-Escalated	January 13, 2012
Future Net Revenue Remaining as of December 31, 2011	Page 10
Apco Oil & Gas International, Inc.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Apco Oil & Gas International Inc. or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

 SECURITIES AND EXCHANGE COMMISSION
DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application
§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or. program was based; and

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (ofReserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

 (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (ofReserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.